UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of January 2021

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This  Form 6-K is hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Ltd.

On January 6, 2021, the Board of Directors of the Company appointed Mr. Yaron Eldad to serve as a director, until the next annual meeting of the shareholders of the Company. Mr. Eldad shall also serve as a member of the Company’s Audit Committee. Since 2010, Mr. Eldad has been serving as the CEO and CFO of Yamba Group Ltd, an international trading company specializing in consumer electronic products.

From 2008 until 2010, Mr. Eldad has served as the CFO at Recoly NV, and from 1995 until 2008 as the CFO at e-SIM Ltd. Mr. Eldad holds a Master’s Degree in Business Administration (strategic management) from the Hebrew University, an M.A in law from the Bar Ilan University, and a B.A in Economics and Accounting from the Ben Gurion University. The Company’s Board has determined that Mr. Eldad is an independent director and a financial expert in accordance with the SEC and Nasdaq rules.

In accordance with the shareholders resolution of October 31, 2019, upon appointment, Mr. Eldad shall be granted 7,500 options to purchase ordinary shares. The options shall vest over a period of three years and have an exercise price equal to the weighted average closing price of the Ordinary Shares on NASDAQ during the 20 trading days preceding the grant date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer